Hard Training Fitness Club LLC
Profit and Loss
January - December 2022

		Total
Income		
Service Income	$	86,670
Total Income		**86,670**
Gross Profit		**86,670**
Expenses		
Advertising & Marketing		18,474
Bank Charges & Fees		1,918
Car & Truck		1,982
Car Payment		3,020
Total Car & Truck		**5,002**
Cleaning		167
Contractors		1,915
Dues & Subscriptions		1,589
Gym Supplies		8,026
Insurance		7,206
Legal & Professional Services		403
Meals & Entertainment		15,069
Merchant Fees		4,521
Office Supplies & Software		2,967
Rent & Lease		34,000
Repairs & Maintenance		1,450
Shipping & Postage		48
Taxes & Licenses		809
Travel		6,374
Utilities		3,603
Security Exp		859
Telephone Exp		5,289
Total Utilities		**9,751**
Total Expenses	$	**119,688**
Net Operating Income		**(33,018)**
Net Income	$	**(33,018)**

Hard Training Fitness Club LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
8614 Wells Fargo CHK	$ 286
Total Bank Accounts	**286**
Total Current Assets	**286**
TOTAL ASSETS	**$ 286**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Business Loan	$ 15,411
Total Other Current Liabilities	**15,411**
Total Current Liabilities	**15,411**
Total Liabilities	**15,411**
Equity	
Owner's Pay & Personal Expenses	17,875
Retained Earnings	18
Net Income	(33,018)
Total Equity	**(15,125)**
TOTAL LIABILITIES AND EQUITY	**$ 286**

Hard Training Fitness Club LLC
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	$ (33,018)
Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Business Loan	15,411
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**15,411**
Net cash provided by operating activities	**$ (17,607)**
FINANCING ACTIVITIES	
Opening Balance Equity	18
Owner's Pay & Personal Expenses	17,875
Net cash provided by financing activities	**$ 17,893**
Net cash increase for period	**286**
Cash at end of period	**$ 286**